Paul Hastings LLP

695 Town Center Drive, 17th Floor

Costa Mesa, California 92626-1924

Telephone: (714) 668-6200

Facsimile: (714) 979-1921

Internet: www.paulhastings.com

1(714) 668-6210

johndellagrotta@paulhastings.com

July 18, 2016

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz, Senior Counsel

Mr. John M. Ganley, Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, N.E.

Washington, D.C. 20549-8626

Re:	Kayne Anderson MLP Investment Company
Registration Statement on Form N-2 (File Nos. 333-211964 and 811-21593)

Dear Mr. Bartz and Mr.Ganley:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson MLP Investment Company (the “Company”), is Pre-Effective Amendment No.1 (“Amendment No. 1”) to the Company’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 10, 2016 (the “Initial Registration Statement”). Amendment No. 1 is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Amendment No. 1 and all future amendments is referred to herein as the “Registration Statement.”

Amendment No. 1 is being filed in response to oral comments given on June 29, 2016 and July 1, 2016 by Edward P. Bartz, Esq. of the staff of the Commission (the “Staff”) to John F. Della Grotta of Paul Hastings LLP with respect to the Initial Registration Statement (the “Comment Letter”). The numbered paragraphs below correspond to the Staff’s Comments. The Staff’s comments are set forth below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in Amendment No. 1. All capitalized terms not otherwise defined herein shall have the meaning set forth in the Initial Registration Statement.

PROSPECTUS

Cover Page

1.	The first paragraph of the cover page states that the Company invests in equity securities of (i) master limited partnerships, including preferred, common and subordinated units and general partner interests, (ii) owners of such interests in master limited partnerships, and (iii) other Midstream Energy Companies. In light of the risk disclosure set forth on page 31 of the Initial Registration Statement relating to Equity Securities Risk and Small Capitalization risk, please describe the market capitalizations of these Company’s equity securities.

Mr. Edward P. Bartz, Senior Counsel

Mr. John M. Ganley, Senior Counsel

U.S. Securities and Exchange Commission

July 18, 2016

Response: Comment Accepted. In response to the Staff’s comment, the Company has disclosed in the first paragraph of the Cover Page, after the sentence “We invest in equity securities of (i) master limited partnerships, including preferred, common and subordinated units and general partner interests, (ii) owners of such interests in master limited partnerships, and (iii) other Midstream Energy Companies” the following new sentence “Our equity securities include companies of all market capitalizations.”

2.	The first paragraph of the cover page states that the Company is permitted to invest up to 50% of its total assets in unregistered or otherwise restricted securities, including securities issued by private companies. Please explain to us whether the Company invests in private funds (private oil and gas funds, private commodity pools, or private investment companies such as private equity funds and hedge funds), and if so please explain to us whether the Company has a limit as to the percentage of its net assets that it will invest in these types of investments. We may have further comments after reviewing your response.

Response: As noted in your question, and as stated in our Investment Objectives, we may invest 50% of our total assets in unregistered or restricted securities of MLPs and other Midstream Energy Companies, including securities issued by private companies. We may invest up to 15% of our total assets in any one issuer. Of the private companies that we have historically invested in, we have not invested in any private equity funds, hedge funds, private oil and gas funds or commodity funds and do not have any intention to invest in such funds in the future.

3.	The second paragraph of the cover page states that the Company may offer its securities at prices and on terms set forth in a prospectus supplement to this prospectus. Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion will be filed with a post-effective amendment regarding each such future offering of the Company’s securities.

Response: Comment accepted: In response to the Staff’s comment, the Company confirms to the Staff that concurrent with the filing of each final prospectus supplement relating to a new offering of its securities registered pursuant to the Registration Statement (as distinguished from the related preliminary prospectus supplement pursuant to which a post-effective amendment filing exhibits only is not normally filed), the Company will file a legality opinion with a post-effective amendment regarding each such future offering of such securities.

4.	The third paragraph of the inside cover page states that the Company’s debt securities rank on parity with its obligations to any unsecured creditors and any unsecured securities representing the Company’s indebtedness. Please provide us with a representation that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

Response: Comment accepted: The Company confirms to the Staff that it will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

Prospectus Summary – Derivatives and Other Strategies (Page 4)

5.	The third paragraph in this section states that the Company may use short sales. Pease confirm to us that the fee table will include an estimate of dividends paid on the Company’s short sales.

Response: Comment accepted: The Company confirms to the Staff that the fee table will include an estimate of dividends paid on the Company’s short sales, if any.

Mr. Edward P. Bartz, Senior Counsel

Mr. John M. Ganley, Senior Counsel

U.S. Securities and Exchange Commission

July 18, 2016

Prospectus – Fees and Expenses Table (Page 10)

6.	In the first paragraph of the Fees and Expenses Table, delete the last sentence in bold. See Instruction 11.d to Item 3 of Form N-2. In addition, state Other Expenses are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3 of Form N-2.

Response: Comment accepted. The last sentence of the first paragraph of the Table has been deleted. In addition, a new footnote (8) has been inserted in the Fee and Expenses Table relating to Other Expenses which states that “Other expenses are estimated amounts for the current fiscal year based on expenses as reported on our Statement of Operations for the fiscal year ended November 30, 2015.” Former footnote (8) has been re-numbered to be footnote (9).

7.	Please delete the phrase “AND THE EXPENSES IN THE TABLE” in the first sentence of the last paragraph of the Example in the Fees and Expenses Table on page 11.

Response: Comment accepted. The proposed change has been made.

GENERAL COMMENT

8.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the Staff to be certain that they have all information investors require to make an informed decision. Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: Comment accepted. The Company acknowledges that it and its management are responsible for the adequacy and accuracy of the disclosure in this filing. The Company acknowledges its responsibility to include the “Tandy Representations” with its Acceleration Request.

The Company also respectfully requests that the Staff complete its review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No.1 or this response letter to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA

John F. Della Grotta

PAUL HASTINGS LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/encl.)
David S. Shladovsky, Esq., Kayne Anderson (w/encl.)
David A. Hearth, Esq., Paul Hastings (w/encl.)